Issuer Free Writing Prospectus dated May 26, 2023
Filed Pursuant to Rule 433 under the Securities Act of 1933
Relating to the Preliminary Prospectus dated May 25, 2023
Registration Statement No. 333-267788

Tilray Brands, Inc. Announces Pricing of Registered Offering of $150 Million of Unsecured Convertible Senior Notes

Refinances a meaningful portion of our debt due in June 2024, extending maturity to 2027 and locking in lower fixed interest rate of 5.20%;

Strengthens balance sheet with additional cash proceeds of $15 million or $37 million if over-allotment is exercised in full, to be used for strategic acquisitions and to pay down debt;

Brings the Company’s current cash, cash equivalents and marketable securities on hand to approximately $440 million.

May 25, 2023

LEAMINGTON, Ontario and NEW YORK, May 25, 2023-- Tilray Brands, Inc. (“Tilray” or the “Company”) (Nasdaq: TLRY; TSX: TLRY), a leading global cannabis-lifestyle and consumer packaged goods company, today announced the pricing of its registered offering of $150 million aggregate principal amount of 5.20% Convertible Senior Notes due 2027 (the “Notes”). Tilray also granted a 30-day option to the underwriters of the Notes offering to purchase up to an additional $22.5 million aggregate principal amount of Notes, solely to cover over-allotments. The offering is expected to close on May 31, 2023, subject to customary closing conditions.

Irwin D. Simon, Chairman and CEO, Tilray Brands, Inc., said “We successfully executed a favorable refinancing which demonstrates the strength of our Company and investor confidence in our management team and strategic plan.”

The aggregate net proceeds from the offering, after deducting underwriting discounts and commissions and expenses payable by Tilray, are expected to be approximately $144.8 million, or approximately $166.6 million if the underwriters exercise their option to purchase the additional Notes in full. Tilray intends to use a portion of the net proceeds from this offering to finance the concurrent repurchase of a portion of its outstanding 5.00% Convertible Senior Notes due 2023 and 5.25% Convertible Senior Notes due 2024, as described below, and the remainder of the net proceeds for general corporate purposes.

The Notes will be senior unsecured obligations of Tilray. The Notes will mature on June 15, 2027, unless earlier repurchased, redeemed or converted.  Interest will accrue on the Notes at a rate of 5.20% per year and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2023.

Noteholders will have the right to convert their Notes into shares of Tilray’s common stock at their option, at any time, until the close of business on the second scheduled trading day immediately before June 15, 2027. The initial conversion rate is 376.6478 shares per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $2.66 per share. The initial conversion price represents a premium of approximately 12.5% over the last reported sale price of $2.36 per share of Tilray’s common stock on May 25, 2023. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

The Notes will be redeemable, in whole and not in part, at Tilray’s option at any time on or after June 20, 2025 at a cash redemption price equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price of Tilray’s common stock exceeds 130% of the conversion price for a specified period of time.

If certain corporate events that constitute a fundamental change occur, then, subject to a limited exception, noteholders may require Tilray to repurchase their Notes for cash. The repurchase price will be equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

In connection with the Company’s offering of the Notes, the Company entered into a share lending agreement with an affiliate of Jefferies LLC (the “Share Borrower”), under which it will lend to the Share Borrower 38,500,000 shares of the Company’s common stock. The borrowed shares will be newly-issued shares issued in connection with the offering of the Notes and will be held as treasury shares upon the expiration or early termination of the share lending agreement.

Purchasers of the Notes may separately sell up to 38,500,000 shares of the Company’s common stock that they may borrow through the Share Borrower. The Company expects that the selling stockholders will use the short position created by such sales to establish their initial hedge with respect to their investments in the Notes. The Company will not receive any proceeds from the expected sale of the borrowed shares from the Note purchasers.

Contemporaneously with the pricing of the Notes in the offering, Tilray entered into separate privately negotiated transactions with certain holders of the 2023 notes and certain holders of the 2024 notes to repurchase approximately $12.5 million aggregate principal amount of 2023 notes for approximately $12.6 million of cash and approximately $122.5 million aggregate principal amount of 2024 notes for approximately $125.7 million of cash, which includes, in each case, accrued and unpaid interest on such 2023 notes and 2024 notes (each a “note repurchase” and collectively the “notes repurchases”).

Tilray expects that certain holders of 2023 notes and certain holders of 2024 notes that agreed to sell their 2023 notes or 2024 notes, as applicable, in negotiated transactions with Tilray may, concurrently with or shortly after the pricing of the Notes, enter into or unwind various derivatives with respect to Tilray’s common stock and/or purchase shares of its common stock in the market. The amount of Tilray’s common stock that such holders purchase may be substantial in relation to the historic average daily trading volume of the common stock. In addition, Tilray expects that certain purchasers of the Notes may establish a short position with respect to its common stock by short selling the common stock or by entering into short derivative positions with respect to the common stock, in each case, in connection with the offering. The net effect of the market activities described above by holders of 2023 notes and holders of 2024 notes and purchasers of the Notes could increase (or reduce the size of any decrease in) or decrease (or reduce the size of any increase in) the market price of Tilray’s common stock and/or the market price of the Notes and may have affected the initial conversion price of the Notes, and Tilray cannot predict the magnitude of such market activities or the overall effect they will have on the market price of the Notes or the market price of its common stock.

Jefferies LLC, BofA Securities and TD Securities are acting as the joint bookrunners and underwriters for the Notes offering.

The offering of the Notes and the offering of the Company’s common stock by the selling stockholders will be made by means of separate prospectus supplements to the prospectus forming a part of the Company’s effective shelf registration statement filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2022, under the Securities Act of 1933, as amended, and related free writing prospectuses. You may obtain these documents for free by visiting the SEC’s website at www.sec.gov. The final prospectus supplements relating to the offering of the Notes and the offering of the Company’s common stock and the related free writing prospectuses will be filed with the SEC. When available, copies of the final prospectus supplements may also be obtained by contacting: Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, Telephone: (877) 821-7388, Email: Prospectus_Department@Jefferies.com., BofA Securities, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department or email at dg.prospectus_requests@bofa.com, or TD Securities (USA) LLC, Attention: Equity Capital Markets, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com. Before you invest, you should read the prospectus supplements and accompanying base prospectus, the registration statement and the other documents that the Company has filed with the SEC as incorporated by reference therein, and the related free writing prospectuses for more complete information about the Company and the offerings.

This press release is neither an offer to sell nor a solicitation of an offer to buy the Notes, the Company’s common stock or any other securities, nor shall it constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Tilray Brands

Tilray Brands, Inc. (Nasdaq: TLRY; TSX: TLRY), is a leading global cannabis-lifestyle and consumer packaged goods company with operations in Canada, the United States, Europe, Australia, and Latin America that is changing people’s lives for the better - one person at a time. Tilray Brands delivers on this mission by inspiring and empowering the worldwide community to live their very best life, enhanced by moments of connection and wellbeing. Patients and consumers trust Tilray Brands to be the most responsible, trusted and market leading cannabis consumer products company in the world with a portfolio of innovative, high-quality and beloved brands that address the needs of the consumers, customers and patients we serve. A pioneer in cannabis research, cultivation, and distribution, Tilray Brands’ unprecedented production platform supports over 20 brands in over 20 countries, including comprehensive cannabis offerings, hemp-based foods, and craft beverages.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute forward-looking information or forward-looking statements (together, “forward-looking statements”) under Canadian securities laws and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be subject to the “safe harbor” created by those sections and other applicable laws. Forward-looking statements can be identified by words such as “forecast,” “future,” “should,” “could,” “enable,” “potential,” “contemplate,” “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would” and the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Certain material factors, estimates, goals, projections or assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this communication.

Forward-looking statements include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things: estimates of our financial information, including in respect of expected revenues, margins, cash flow, profitability, and production of cannabis; estimates of future costs applicable to sales, future capital expenditures, future cost reductions, and projected synergies including pre-tax synergies, cost savings and efficiencies; our expectation to have scalable medical and adult-use cannabis platforms to strengthen the leadership position in Canada, internationally, and eventually in the United States; us being well positioned in the European cannabis markets and our ability to leverage our current European platforms; strategic and financial benefits in connection with the acquisition of HEXO Corp. by Tilray; the legalization of cannabis in the United States and us being well positioned to compete in the United States market; future sales and the impact to the trading price of our common stock, including the expected shorting of the borrowed shares in the concurrent offering; the projected growth in our market share and growth in the European Union market; our expectation to offer a diversified and branded product offering and distribution footprint, world-class cultivation, processing and manufacturing facilities;, our intentions with respect to the use of proceeds from the sale of the Notes, and the completion of the Notes offering and the notes repurchases.

Many factors could cause actual results, performance or achievement to be materially different from any forward-looking statements, and other risks and uncertainties not presently known to the Company or that the Company deems immaterial could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. For a more detailed discussion of these risks and other factors, see the caption “Risk Factors” in the prospectus supplement and the most recently filed annual information form of the Company and the Annual Report on Form 10-K (and other periodic reports filed with the SEC) of the Company made with the SEC and available on EDGAR. The forward-looking statements included in this communication are made as of the date of this communication and the Company does not undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Media:
Berrin Noorata,
news@tilray.com
or
Investors:
Raphael Gross, +1-203-682-8253
Raphael.Gross@icrinc.com